Mail Stop 3561

July 24, 2009

Via Fax & U.S. Mail

Mr. Robert Köthner
Chief Accounting Officer
Epplestrasse 225
70567 Stuttgart, Germany

     Re: **Daimler AG**
            Form 20-F for the year ended December 31, 2008
            Filed February 27, 2009
            File No. 001-14561

Dear Mr. Köthner:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

           Sincerely,

           Linda Cvrkel
           Branch Chief

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